EXHIBIT 21

                           SUBSIDIARIES

      Smart One Learning Systems, Inc., a wholly-owned subsidiary of the Company, was formed on February 28, 2002 to license and market the Company's software.

     The Baseball Club, Inc., a wholly-owned subsidiary of the Company, was formed on February 28, 2002, to license and market the Company's software.

     Recording Artists Worldwide, Inc., a wholly-owned subsidiary of the Company, was formed on August 27, 2003, to license and market the Company's software.

     Articles of incorporation for Your True Voice Studios, Inc., a wholly-owned subsidiary of the Company, were delivered to the Nevada Secretary of State's office on April 16, 2004, and the Company anticipates this corporation will be officially formed in late April 2004. It is being formed for the purpose of assisting voice coaches in marketing and further developing their businesses.